UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        JMB Income Properties Limited IV
                                (Name of issuer)

                           Limited Partnership Units
                         (Title of class of securities)

                                 Not Applicable
                                 (CUSIP number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 APRIL 14, 1996
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

      CUSIP No. Not Applicable


1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:
      Equity Resources Group, Incorporated    I.R.S.# 04-2723870
      Equity Resource Fund XV Limited Partnership I.R.A. #04-3182947 Equity Resource Fund XVII Limited Partnership I.R.S. *04-3274114 Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                              (A) [ ]
                                                              (B) [ ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC $298,413.25

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                       [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Fund XV Limited Partnership is a Massachusetts limited Partnership
      Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnerhsiup
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

      7.   SOLE VOTING POWER
           None

      8.   SHARED VOTING POWER
           269 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      CUSIP No. Not Applicable

           1,049.7 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           See Item 2 below for other required information.

      9.   SOLE DISPOSITIVE POWER
           None

      10.  SHARED DISPOSITIVE POWER
           269 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

           1,049.7 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Voting power with respect to such Units is shared by Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      269 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      1,049.7 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are general partners.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% is held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      CUSIP No. Not Applicable

      5.2% is held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are general partners.

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      Equity Resources Group, Incorporated:         CO
      Equity Resource Fund XV Limited Partnership   PN
      Equity Resource Fund XVII Limited Partnership PN
      Mark S. Thompson                              IN
      Eggert Dagbjartsson                           IN


Item 1.    Security and Issuer

      This statement relates to certain limited partnership units (the "Units") of JMB Income Properties Limited IV, a limited partnership with its principal executive office at 900 North Michigan Avenue, Chicago, IL 60611-1575.

Item 2.    Identity and Background.

      (a) The names of the persons filing this statement are Equity Resources Group, Incorporated, a Massachusetts corporation, Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, Equity resource Fund XVII Limited Partnership. a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson, respectively. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership, and Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

      (b) The business address of each of Equity Resource Fund XV limited partnership, Equity Resource Fund XVII limited partnership, Equity Resources Group, Incorporated, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

      (c) Each of the limited partnership reporting person is a Massachusetts limited partnership formed to acquire and hold interets in other liited partnerships involved in all facets of the real estate business as long-term

      CUSIP No. Not Applicable

investments with a view to long-term appreciation and not to resale. Mr. Brooks's principal occupation is as Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is as President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is as Executive Vice President of Equity Resources Group, Incorporated.

      (d) During the past five years, none of Equity Resources Group, Incorporated, Equity Resource Fund XV limited partnership, Equity Resource Fund XVII limited partnership Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of Equity Resources Group, Incorporated, Eqity Resource Fund XV Limited Partnership, Equity Resource Fund XVII Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the limited partnersship reporting persons in a Massachusetts limited partnership. Each of the limited partnership reporting person is a Massachusetts limited partership formed to acquire and hold interests in tother limited partnerhsips involved in al facets of the real estate business long-term investments with a lien to long-term appreciation and not to resale. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corproation.

Item 3.    Source and Amount of Funds or Other Consideration.

      Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $298,413.25 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.    Purpose of Transaction.

      Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, any of the reporting persons or James E. Brooks has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

      CUSIP No. Not Applicable

Item 5.    Interest in Securities of the Issuer.

      (a) Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership and Equity Resources Group, Incorporated, Mark S. Thompson and Eggart Dagbjartsson in their capacities as general partners of each of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, beneficially own an aggregate of 1,318.7 Units, representing 6.6% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 6.6% because of rounding done pursuant to the instructions to Schedule 13D).

      (b) The reporting persons, Equity Resource Group, Incorporated, Mark S. Thompson and Eggart Dagbjartsson. Equity Resources Group, Incorproated, Mars S. Thompson and Eggert Dagbjartsson hereby expressly declare that the filing of this statement shall not be construed as an admission that any of them are individually for purposes of Section 13(D) of theAct, the beneficial owner of such securities covered by this statement in their capacities as general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1,318.7 Units referred to in Item 5(a). See Item 2 above for other required information.

      (c)  Not Applicable.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of April 14, 1997, between Equity Resources Group, Incorporated, Equity Resource Fund XV Limited Partnershp, Equity Resource Fund, XVII Limited Partnership. Mark S. Thompson and Eggert Dagbjartsson with respect to the filing of this statement on Schedule 13D.


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

      CUSIP No. Not Applicable

      April 21, 1997
      ---------------                      --------------
      (Date)                               (Date)

EQUITY RESOURCES GROUP,
INCORPORATED



By  /s/ Eggert Dagbjartsson               /s/ Mark S. Thompson
    -----------------------               --------------------
    Eggert Dagbjartsson                   Mark S. Thompson, individually
    Executive Vice President


                                          /s/ Eggert Dagbjartsson
EQUITY RESOURCES FUND XV                  -----------------------
LIMITED PARTNERSHIP                       Eggert Dagbjartsson, individually

By: Equity Resources Group                EQUITY RESOURCE FUND XVII
    Incorporated, as General Partner       LIMITED PARTNERSHIP

                                          By: EQUITY RESOURCES GROUP
                                              Incorpoprated, as general partner


By /s/ Eggert Dagbjartsson               By  /s/ Eggert Dagbjartsson
   -----------------------               ---------------------------
   Eggert Dagbjartsson                       Eggert Dajbjartsson
   Executive Vice Presiden                   Executive Vice President

      CUSIP No. Not Applicable

                                                                    EXHIBIT 7.1
                                   AGREEMENT


      This Agreement dated as of April 14, 1997, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson and Eggert Dagbjartsson, both individuals and each of the limited partnerships listed on the signature pages hereto (the "Limited Partnership").

      Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1,318.7 limited partnership of JMB Income Properties Limited IV, a limited partnership, held by Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership, collectively. Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, may be required to file by reason of their being the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVII Limited Partnership, as the case may be.

      Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of both of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

      Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED



By /s/ Eggert Dagbjartsson                  /s/ Mark S. Thompson
   -----------------------                  --------------------
   Eggert Dagbjartsson                      Mark S. Thompson, individually
   Executive Vice President


EQUITY RESOURCES FUND,                      /s/ Eggert Dagbjartsson
XV LIMITED PARTNERSHIP                      -----------------------
                                            Eggert Dagbjartsson, individually
By EQUITY RESOURCES GROUP,
   INCORPORATED, as general partner

By /s/ Eggert Dagbjartsson
   -----------------------
    Eggert Dagbjartsson
    Executive Vice President

      CUSIP No. Not Applicable

EQUITY RESOURCES FUND, XVII
LIMITED PARTNERSHIP

By EQUITY RESOURCES GROUP,
   INCORPORATED, as general partner

By /s/ Eggert Dagbjartsson
   -----------------------
    Eggert Dagbjartsson
    Executive Vice President